Exhibit 99.1

SCISPARC LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

UNAUDITED

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30,		December 31,
		2026	2025	2025
		Unaudited		Audited
	Note	USD in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$4,436	$1,545	$4,591
Restricted deposits		22	21	20
Trade receivables		7	14	10
Other accounts receivable		574	371	289
Current maturities of long-term loan		451	-	451
Loans to related parties	6	-	644	-
Inventory		67	154	75

		5,557	2,749	5,436

NON-CURRENT ASSETS:
Intangible assets, net	5	12,433	1,383	1,170
Investment in an associate accounted for using the equity method		-	640	-
Investments in financial assets	6	487	326	997
Property and equipment, net		14	41	19

		12,934	2,390	2,186

		$18,491	$5,139	$7,622

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30,		December 31,
		2026	2025	2025
		Unaudited		Audited
	Note	USD in thousands

LIABILITIES AND EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Trade payables		$842	$808	$783
Other payables		276	210	270
Related parties	7	802	-	504
Convertible debentures and promissory note	8	2,336	2,086	-
Current maturities of long-term loans		343	-	356
Warrants	10	-	1,568	-
Accrued legal contingency		340	341	340
Earn-out liability – current portion	4	1,426	-	-
Lease liability		-	25	-

		6,365	5,038	2,253

NON-CURRENT LIABILITIES
Earn-out liability	4	563	-	-
Related party	7d	292	182	222

		855	182	222

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	11
Share capital and premium		78,079	71,012	76,481
Reserve from share-based payment transactions		7,213	6,012	6,613
Warrants		6,218	5,190	5,190
Foreign currency translation reserve		1,907	497	1,907
Transactions with non-controlling interests		3,053	810	1,202
Accumulated deficit		(92,525)	(84,303)	(87,154)
		3,945	(782)	4,239

Non-controlling interests		7,326	701	908

Total equity (deficiency)		$11,271	$(81)	$5,147

Total liabilities and equity		$18,491	$5,139	$7,622

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

		Six months ended June 30,
		2026	2025
		Unaudited
	Note	USD in thousands, except per share amounts

Revenues		$284	$461

Cost of revenues		(72)	(101)

Gross profit		212	360

Research and development expenses	12a	1,575	938
Sales, marketing and distribution		326	491
General and administrative expenses	12b	3,198	2,109
Other income	13	-	(465)
Operating loss		(4,887)	(2,713)
Equity losses of an associate		-	312
Finance income		(6)	(644)
Finance expenses		1,170	1,058
Loss on impairment of loans	6	-	5,973
Loss before income taxes		(6,051)	(9,412)

Net loss and total comprehensive loss		(6,051)	(9,412)
Attributable to:
Equity holders of the Company		(5,371)	(9,328)
Non-controlling interests		(680)	(84)
		(6,051)	(9,412)

Basic and diluted loss per ordinary share attributable to equity holders of the Company (*):		(9.70)	(159.87	)(*)

(*)	Share and per share data in these consolidated financial statements have been retrospectively adjusted, for all periods presented, to reflect a number of shares that is equivalent to the number of shares of the Company after the Fifth Reverse Share Split (as defined in note 1a)

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

For the six months ended June 30, 2026

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share-based payment transactions	Warrants	Transactions with non- controlling interests	Other reserves	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance as of January 1, 2026	$76,481	6,613	5,190	1,202	1,907	(87,154)	4,239	908	5,147

Net loss	-	-	-	-	-	(5,371)	(5,371)	(680)	(6,051)
Issuance of ordinary shares, net of issue expenses (note 11e)	832	-	-	-	-	-	832	-	832
Issuance of ordinary shares, net of issue expenses (note 11f)	766	-	-	-	-	-	766	-	766
Issuance of warrants (note 11g)	-	-	1,028	-	-	-	1,028	-	1,028
Transaction with non-controlling interests (note 4)	-	-	-	1,851	-	-	1,851	6,501	8,352
Cost of subsidiaries share-based payment	-	-	-	-	-	-	-	597	597
Cost of share-based payment	-	600	-	-	-	-	600	-	600

Balance as of June 30, 2026	$78,079	7,213	6,218	3,053	1,907	(92,525)	3,945	7,326	11,271

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

For the six months ended June 30, 2025

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share-based payment transactions	Warrants	Transactions with non- controlling interests	Other reserves	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance as of January 1, 2025	$70,886	5,746	5,190	810	497	(74,975)	8,154	785	8,939

Net loss	-	-	-	-	-	(9,328)	(9,328)	(84)	(9,412)
Recognition of conversion feature in convertible debenture	126	-	-	-	-	-	126	-	126
Cost of share-based payment	-	266	-	-	-	-	266	-	266

Balance as of June 30, 2025	$71,012	6,012	5,190	810	497	(84,303)	(782)	701	(81)

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2026	2025
	Unaudited
	USD in thousands
Cash flows from operating activities:

Loss	$(6,051)	$(9,412)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	90	189
Cost of share-based payment	1,197	266
Finance income, net	633	(159)
Impairment of loan	-	5,973
Equity losses	-	312
Losses from remeasurement of investment in financial assets	510	128

	2,430	6,709

Working capital adjustments:

Decrease (increase) in other accounts receivable	(279)	708
Increase (decrease) in trade payables	34	(8)
Increase in other payables	5	5
Increase in related parties	289	182
Decrease (increase) in trade receivables	3	(4)
Decrease (increase) in inventory	8	(41)

	60	842

Net cash used in operating activities	$(3,561)	$(1,861)

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2026	2025
	Unaudited
	USD in thousands
Cash flows from investing activities:

Withdrawal of restricted bank deposits	$(2)	$(1)
Net cash from consolidation of CliniQuantum (note 4), (see (b) below)	120	-
Investment in an associate accounted for under the equity method	-	(100)
Loan to related parties	-	(2,000)

Net cash provided from (used in) investing activities	118	(2,101)

Cash flows from financing activities:

Proceeds from issuance of ordinary shares (net of issuance expenses)	1,598	-
Repayment of lease liability	-	(23)
Proceeds from issuance of convertible debentures and promissory note	1,690	3,990

Net cash provided by financing activities	3,288	3,967

Increase (decrease) in cash and cash equivalents	(155)	5
Cash and cash equivalents at the beginning of the period	4,591	1,540

Cash and cash equivalents at the end of the period	$4,436	$1,545

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2026	2025
	Unaudited
	USD in thousands
(a) Significant non-cash financing and investing activities:

Purchase of intangible assets in exchange of issuance of pre-funded warrants	$1,028	$-

(b)	Assets and liabilities received in consolidation CliniQuantum (see also note 4)

As of June 3, 2026
Consolidation of CliniQuantum
Other accounts receivables	5
Excess purchase price	10,320
Trade payables	(25)
Earn-out liability	(1,989)
Related party	(79)
Capital reserve from transactions with non-controlling interest	(1,851)
Non-controlling interest	(6,501)
Cash received as consideration for deemed issuance of shares by a subsidiary	120

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 1:- GENERAL

a.	SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) (“SciSparc,” the “Company” or the “Group”), a clinical-stage pharmaceutical company, was incorporated in Israel and commenced its operations on August 23, 2004. Until March 2014, SciSparc and its subsidiaries at the time were mainly engaged in developing several innovative immunotherapy products and SciSparc’s own patents in the immunotherapy field. In August 2015, the Company decided to adopt a different business strategy and began focusing on developing a portfolio of approved drugs based on cannabinoid molecules. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, through its subsidiary NeuroThera Labs Inc. (formerly known as Miza III Ventures Inc.) (TSXV:NTLX) (“NeuroThera”), is currently engaged in the following drug development programs based on Δ9-tetrahydrocannabinol (“THC”) and/or non-psychoactive cannabidiol SCI-110 for the treatment of Tourette syndrome, Alzheimer’s disease and agitation; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. The Company, through NeuroThera, also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon Marketplace, and a controlling interest in another subsidiary whose business is in the field of quantum simulation and quantum-based Monte Carlo.

The Company’s ordinary shares, no par value per share (“ordinary shares”), are listed on Nasdaq and are trading under the symbol “SPRC”.

As of June 30, 2026, the Company has a controlling interest in NeuroThera, a publicly traded company on the TSX Venture Exchange in Canada, Evero Health Ltd. (“Evero”) and Brain Bright Ltd. (“Brain Bright”), together, the “Subsidiaries”. Evero and Brain Bright are inactive Israeli incorporated companies.

On July 3, 2025, the Company effected a one-for-twenty-one (1-for-21) reverse share split of the issued and outstanding ordinary shares. On March 4, 2026, the Company effected a one-for-nine (1-for-9) reverse share split (the “Fifth Reverse Share Split”) of the issued and outstanding ordinary shares. Consequently, all share and per share data included in these financial statements for all periods preceding the effective dates of the reverse share splits have been adjusted to reflect the reverse splits’ ratios in these consolidated financial statements for all periods presented.

On October 9, 2025, the Company entered into an asset and share purchase agreement (the “Miza Agreement”) with Miza III Ventures Inc. (TSXV: MIZA.P) (“Miza”), pursuant to which, on the terms and subject to the conditions of the Miza Agreement, the Company received a controlling interest in Miza, and transferred to Miza its clinical-stage pharmaceutical portfolio and equity stake of approximately 50.9% in Scisparc Neutraceuticals Inc. (“SNI”) (the “Transaction”). In the financial statements of Miza, the Miza Agreement was accounted for as a reverse acquisition where SNI was identified as the accounting acquirer. Following the Closing, Miza changed its name to “NeuroThera Labs Inc.”

On June 3, 2026, NeuroThera closed the acquisition (the “CliniQ Transaction”) of approximately 54.01% of the issued and outstanding ordinary shares of CliniQuantum Ltd. (“CliniQ”), a quantum technology company in the field of quantum simulation and quantum based Monte Carlo.

In consideration for the purchased shares, NeuroThera issued an aggregate of 56,600,000 common shares in the capital of NeuroThera (the “Consideration Shares”) to the selling shareholders. In addition to the Consideration Shares, the selling shareholders may be entitled to receive earn-out payments of up to $2,500 in the aggregate (the “Earn-Out Liability”), payable in cash and/or common shares of NeuroThera at the sole discretion of NeuroThera, contingent upon the achievement of the certain milestones.

In connection with the CliniQ Transaction (See Note 4), NeuroThera paid finder’s fees by issuing an aggregate of 2,829,999 common shares in the capital of NeuroThera (the “Finder’s Shares”) to certain arm’s length finders.

Following the CliniQ Transaction, the Company’s stake of the outstanding shares of NeuroThera decreased from 75% to 43.86%.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 1:- GENERAL (cont.)

b.	These interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2025.

c.	The Company incurred a net loss of $6,051 and had negative cash flows from operating activities of $3,561 for the six-month period ended June 30, 2026. As of June 30, 2026, the Company had a negative working capital of $1,371 and an accumulated deficit of $92,525 as a result of recurring operating losses. As of June 30, 2026, the Company’s cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the consolidated financial statements. The Company’s pharmaceuticals operations are dependent on its ability to raise additional funds from existing and/or new investors. This dependency will continue until the Group is able to completely finance its operations by generating revenue from its pharmaceutical products. These above-mentioned factors raise substantial doubt about the Group’s ability to continue as a going concern.

The accompanying interim consolidated financial statements were prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. Such financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

NOTE 2:- MATERIAL ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the consolidated financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the consolidated financial statements:

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board.

They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2025. The accounting policies applied are consistent with those applied in the Company’s annual consolidated financial statements for the year ended December 31, 2025, except as otherwise disclosed. In the opinion of the Company’s management, the accompanying unaudited condensed consolidated interim financial statements include all adjustments necessary to fairly present the Company’s financial position and results of operations for the interim periods presented.

b.	The operating cycle:

The operating cycle of the Company is one year.

c.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control of a company is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control over the other entity. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and of the Subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intra-Group balances and transactions and gains or losses resulting from intra-Group transactions are eliminated in full in the consolidated financial statements.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 2:- MATERIAL ACCOUNTING POLICIES (cont.)

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

d.	Functional currency and foreign currency:

The functional currency of the Company and its subsidiaries, which best reflects the primary economic environment in which the Group operates, is the U.S. dollar (“USD” or “$”).

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-U.S. dollar currencies are translated into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-U.S. dollar transactions and other items in the statements of operations (indicated below), the following exchange rates are used: (i) for transactions exchange rates at transaction dates and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization) historical exchange rates. Currency transaction gains and losses are presented in the financial income net, as appropriate.

e.	Business Combinations:

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred by the former owners of the acquiree, and the equity interests issued by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the fair value of the acquirer’s previously held equity interest (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed

Contingent liabilities incurred by the former owners in a business combination are measured at fair value at the acquisition date. If this earn-out arrangement is classified as a financial liability, it is remeasured at fair value at each subsequent reporting date. The fair value of the earn-out liability is determined using Level 3 fair value measurements (probability-weighted discounted cash flows) based on expected occurrence of the events that contractually trigger payment of these contingent liabilities.

NOTE 3 — SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In the process of applying the significant accounting policies, the Company has made the following judgments which have the most significant effect on the amounts recognized in the consolidated financial statements:

a.	Estimates and assumptions:

The preparation of the consolidated financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the consolidated financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Fair value of financial instruments:

When the fair values of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, their fair value is determined using a variety of valuation techniques that include the use of valuation models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, estimation is required in establishing fair values. The models are tested for validity by calibrating to prices from any observable current market transactions in the same instrument when available.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 4:- BUSINESS COMBINATION

On June 3, 2026, NeuroThera closed the CliniQ Transaction and acquired 54.01% interest in CliniQ. The purchase consideration for the acquisition was in the form of share issuance of 56,600,000 common shares in the capital of NeuroThera as well as the Earn-Out Liability, payable in cash and/or common shares of NeuroThera at the sole discretion of NeuroThera, contingent upon the achievement of certain milestones.

Utilizing the purchase accounting principles, NeuroThera determined that on the investment date there was an estimated preliminary excess investment basis of $10,320. While NeuroThera used its best estimates and assumptions as part of this allocation process to accurately value the investee’s assets and liabilities, these estimates are inherently uncertain and subject to refinement. The authoritative guidance allows a measurement period of up to one year from the date of investment to make adjustments to these preliminary allocations.

The earn out liabilities are based on these milestones and assumptions:

Patent submissions – payment of $500 for each of the first three patent applications up to $1,500, assuming all applications will be submitted within 12 months with a discount rate of 5%.

Financing – according to the financing milestone, NeuroThera will pay 7% from each equity funding and up to $1,000 to the selling shareholders, NeuroThera estimates the completion of a financing of $2,500 each year. Discount rate of 25%.

There are no significant changes in the fair value of the earn-out liability from June 3 to June 30.

The following table presents total consideration paid by the Company to acquire the equity interests in CliniQ:

Issuance of 56,600,000 common shares	$4,512
Earn out liability - milestone of patent submission	1,426
Earn out liability - milestone of financing	563
$6,501

The following table summarizes allocation of the purchase price to the identifiable assets acquired and liabilities assumed as of the acquisition date.

Cash and cash equivalents	120
Other receivables	5
Technology	7,320
Trade payables	(25)
Related party payable	(79)
Net identifiable assets and liabilities acquired	$7,341
Non-controlling interest	(3,840)
Goodwill	3,000
Total consideration transferred	$6,501

The estimated useful lives of the acquired technology is 7 years. Goodwill is not deductible for income tax purposes.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 5:- INTANGIBLE ASSET

The table below summarizes the activity in the intangible asset during the periods included in these consolidated financial statements:

	Brand	IP Portfolio*	Excess Purchase Price**	Total
Cost:
Balance as of January 1, 2026	$4,861	$-	$-	$4,861
Additions	-	1,028	10,320	11,348

Balance as of June 30, 2026	4,861	1,028	10,320	16,209

Accumulated amortization and impairment charges:
Balance as of January 1, 2026	3,691	-	-	3,691
Additions	85	-	-	85

Balance as of June 30, 2026	3,776	-	-	3,776

Net balance as of June 30, 2026	1,085	1,028	10,320	12,433
Net balance as of December 31, 2025	1,170	-	-	1,170

*	See Note 11g.
**	See Note 4.

During the six months ended June 30, 2026, and 2025, the Company recorded amortization expenses with respect to intangible asset in the amount of $85 and $96, respectively.

On October 10, 2025, the Company sold its holding in SNI to NeuroThera as part of the Transaction (see note 7h).

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 6:- INVESTMENT IN FINANCIAL ASSETS

The following table presents the breakdown of investment in financial assets:

	June 30,		December 31,
	2026	2025	2025
	Unaudited		Audited
	USD in thousands

Nexentis (see Note 6d below)	$302	$-	$824
Clearmind (see Note 6a below)	*	7	*
AutoMax (see Note 6b below)	181	225	169
Nexera (see Note 7d below)	2	13	2
Polyrizon (see Note 7g below)	2	81	2
	487	326	997

*	Less than $1.

a.	Clearmind

On November 17, 2022, the Company invested $1,500 in the initial public offering of Clearmind Medicine Inc. (“Clearmind”) and received 192 common shares of Clearmind, resulting in the Company holding 9.33% of share capital of Clearmind. As of December 31, 2025, the Company holds 192 common shares of Clearmind, representing a stake of less than 1% of the share capital of Clearmind, at a price of $1.81 per common share. The Company recorded a loss on revaluation of the fair value of its investment in Clearmind for the six-month period ended June 30, 2026 and 2025 in the amount of $0 and $4, respectively.

b.	AutoMax

On June 25, 2023, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with AutoMax Motors Ltd. (“AutoMax”), an Israeli company traded on the Tel Aviv Stock Exchange (“TASE”) and a parallel importer and distributor of vehicles in Israel, pursuant to which, at the closing and upon the terms and conditions set forth in the Share Purchase Agreement, the Company invested NIS 2,500 (approximately $689) in cash, in exchange for 5,000,000 ordinary shares of AutoMax (the “AutoMax Shares”) based on a price per share of NIS 0.05, representing 4.82% of the share capital of AutoMax. As of June 30, 2026, there has been no significant change in the Company’s holdings. For the six months period ended June 30, 2026 and 2025, the Company recorded a revaluation gain of $12 and a revaluation loss of $27, respectively.

c.	AutoMax Bridge Loans and Terminated Merger Agreement

AutoMax Bridge Loans

On January 16, 2024, the Company entered, as a lender, into an agreement (the “Bridge Loan Agreement”) with AutoMax, pursuant to which AutoMax received from the Company a bridge loan (the “Bridge Loan”) in the amount of $1,400, further to the previously announced non-binding letter of intent for the Company to acquire AutoMax (the “AutoMax Acquisition”).

The Bridge Loan Agreement states that the principal amount of the Bridge Loan will bear interest at a rate of 7% per annum (or 9% per annum if the AutoMax acquisition is not consummated prior to the repayment date), compounded annually.

On June 9, 2024, the Company entered into an amendment (the “Amendment”) to the Bridge Loan Agreement with AutoMax. Pursuant to the Amendment, the Company extended an additional loan in the amount of $1,000 to AutoMax under terms similar to the Bridge Loan Agreement, bringing the total Bridge Loan amount to $2,400.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 6:- INVESTMENT IN FINANCIAL ASSETS (cont.)

On September 5, 2024, the Company entered into a second amendment (the “Second Amendment”) to the Bridge Loan Agreement with AutoMax. Pursuant to the Second Amendment, the Company extended an additional loan in the amount of $1,850 to AutoMax under terms similar to the Bridge Loan Agreement, bringing the total Bridge Loan amount to $4,250.

Additional Loan Agreement

On February 27, 2025, the Company entered into a loan agreement with AutoMax where a $2,000 loan was provided (the “Additional Loan”). The Additional Loan bears an 8% annual interest rate and will be repaid in equal monthly installments of $50 and interest.

d.	Nexentis

On February 25, 2025, the Company entered into a securities purchase and exchange agreement with Nexentis Technologies Inc. (“Nexentis”, formerly known as “N2OFF, Inc.”) to sell its stake in the issued and outstanding shares of MitoCareX Bio Ltd. for $700 and 490,751 shares of common stock of Nexentis, representing 17.70% of the total outstanding shares of Nexentis on a fully diluted basis.

As of June 30, 2026, the Company holds 70,107 common shares of Nexentis, representing 4.8% of the issued share capital of Nexentis, at a price of $4.31 per common share. The Company recorded a loss on revaluation of the fair value of its investment in Nexentis for the six-month period ended June 30, 2026 and 2025 in the amount of $522 and zero, respectively.

Terminated Merger Agreement

On April 10, 2024, the Company and AutoMax entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which AutoMax’s shareholders and a third party were expected to own approximately 49.99% of the Company’s share capital, on a fully-diluted basis, subject to certain exceptions, and as further defined in the Merger Agreement, and the Company’s shareholders were expected to own approximately 50.01% of its share capital, on a fully-diluted basis, subject to certain exceptions.

During September 2025 and following an investigation by the Israeli Securities Authority and Israeli Police, three senior officials of AutoMax were arrested. Following these events, on October 6, 2025, the Company announced that it entered into a framework agreement with AutoMax to (i) mutually terminate the Merger Agreement; (ii) amend the terms of repayment of the Bridge Loan to be repaid in a one lump-sum payment on January 1, 2028; and (iii) amend the terms of repayment of the Additional Loan to be repaid in monthly installments starting on November 20, 2025, of $60 each and the interest of 8% per annum, compounded annually up to each actual payment date, in addition to the payment of all interest accrued on such loan from its effective date until November 20, 2025, in the sum of $114.

On October 24, 2025, AutoMax announced that an Israeli court decision, made on October 21, 2025, froze proceedings against AutoMax and appointed a trustee according to an application from local Israeli banks. Following these events, the Bridge Loan and Additional Loan became due immediately.

The Company has evaluated the probabilities of recovering the funds extended to AutoMax in respect of the Bridge Loan and the Additional Loan and has determined that there is a 90% probability that the Bridge Loan and the Additional Loan will not be repaid to the Company. Accordingly, as of December 31, 2025, the Company recognized a loss on impairment of the loans in the amount of $5,973.

As of June 30, 2026, the Bridge Loan and the Additional Loan amounts and accrued interest amounted to $451.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 7:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	June 30, 2026		December 31, 2025
	Key management personnel	Other related parties	Key management personnel	Other related parties
Current assets	$-	15	$-	$15
Current liabilities	$218	584	$123	$381
Non-current liabilities	$-	292	$-	$222

b.	Transactions with related parties (not including amounts described in Note 6c):

	Six months ended		Year ended
	June 30,		December 31,
	2026	2025	2025

Research and development expenses	$124	$55	$216

c.	Benefits to key management personnel (including directors):

	Six months ended		Year ended
	June 30,		December 31,
	2026	2025	2025
Short-term benefits	$1,065	$549	$1,142

Management fees	$60	$60	$120

Cost of share-based payment	$1,197	$151	$302

d.	During 2023 the Company and Nexera Technologies Ltd. (“Nexera”) engaged in a mutual share exchange in the amount of $288 of ordinary shares from each of the Company and Nexera. Accordingly, the Company acquired 189 ordinary shares of Nexera and Nexera acquired 660 ordinary shares of the Company having an aggregate value of $288 As of June 30, 2026, the listed share price of Nexera on Nasdaq was $7.425. For the six months ended June 30, 2026 and 2025, the Company has recorded a loss in the amount of $0 and $78, respectively.

On October 10, 2025, the Company sold its holding in SNI to NeuroThera as part of the Transaction (see note 7h).

As of June 30, 2026, the management fees owed to Nexera amounted to $292.

e.	On March 7, 2022, the Company entered into a Cooperation Agreement with Clearmind, a company in which Dr. Adi Zuloff-Shani, the Company’s Chief Technologies Officer, Mr. Weiss, the Company’s President, and Mr. Adler, the Company’s Chief Executive Officer and Chief Financial Officer serve as officers and directors (the “Cooperation Agreement”).

During the six-month period ended June 30, 2026, the Company recognized expenses in respect of the Cooperation Agreement in the amount of $124.

f.	Mr. Weiss, a member of the Company’s board of directors and the Company’s President, was the chairman of the board of directors of AutoMax. Mr. Weiss resigned from the board of directors of AutoMax on October 16, 2025. (see Note 6).

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 7:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (cont.)

g.

On August 13, 2024, the Company entered into a license agreement (the “License Agreement”) for the out-licensing of its SCI-160 program (the “Assets”), with Polyrizon Ltd. (the “Licensee” or “Polyrizon”). According to the License Agreement, the Company granted the Licensee a royalty-bearing, exclusive, sub-licensable right and license to the Assets (the “License”). In consideration for the License, the Company received and will receive certain shares of the Licensee, reflecting an issue price of $805, and royalties from sales related to and income generated from the Assets. Further, the Licensee will pay the Company pre-determined fees upon the completion of certain development milestones relating to the Assets.

On December 30, 2024, pursuant to a share transfer agreement, the Company sold all of the Licensee ordinary shares and pre-funded warrants held by it to a third party, as well as an aggregate of 1,541,096 Licensee common warrants to third parties, for aggregate consideration of $771. In addition, in consideration for the License, the Company will receive royalties from sales related to the Assets and income generated from it.

On April 1, 2025, the Company entered into a securities purchase agreement with Polyrizon, pursuant to which the Company participated in a private placement of Polyrizon and invested $100 (out of an aggregate investment of approximately $17,000), in exchange for ordinary shares and Series A warrants to purchase ordinary shares, of Polyrizon. In addition, the Company entered into an exchange agreement with Polyrizon, pursuant to which the Company exchanged existing ordinary share warrants of Polyrizon held the Company for Series A warrants to purchase ordinary shares of Polyrizon.

Mr. Oz Adler, the Company’s Chief Executive Officer and Chief Financial Officer, is Chairman of the board of directors of Polyrizon.

NOTE 8:- CONVERTIBLE PROMISSORY NOTES

On February 12, 2026, the Company entered into a securities purchase agreement (the “SPA”) with an institutional investor (the “February 2026 Holder”). Pursuant to the SPA, the Company may issue and sell, from time to time, convertible promissory notes (the “February 2026 Notes”), in the aggregate principal amount of up to $10,000 (the “February 2026 Subscription Amount”). Upon the signing of the SPA, on February 12, 2026 (the “Initial Closing”), the Company issued to the February 2026 Holder a February 2026 Note in the principal amount of $2,000 for a purchase price of $1,800 (the “Initial Note”). Each Note will be issued at a purchase price equal to 90% of the principal amount of such Note, and is to be repaid, together with the accrued due interest, in ten equal monthly installments beginning on the eighteenth month anniversary of its issuance date, unless repaid earlier (partially or in full) at the option of the Company or if extended at the option of the Holder. The principal amount under each Note will bear an annual interest rate of 4% (which will increase to 14% upon an Event of Default, as defined in the Note).

In addition, under the terms and conditions of the SPA, concurrently with the issuance of each Note, the Company shall issue to the Holder, for no additional consideration, an accompanying warrant to purchase the ordinary shares, representing a warrant coverage of 100% of the maximum number of ordinary shares issuable upon conversion of each such Note (calculated based on the then applicable Variable Price (as defined below)) at an exercise price equal to the Variable Price of the accompanying Note. Thus, at the Initial Closing, the Company issued to the Holder a warrant to purchase up to 3,651,554 Ordinary Shares (the “Initial Warrant”). The Initial Warrant is exercisable upon issuance at an exercise price of $4.9294 and has a term of 3 years from the issuance date, or February 12, 2029.

Management has elected to designate the instrument at fair value through profit or loss under IFRS 9.4.3.5 at initial recognition for the Company’s promissory notes and therefore, the Company measures the entire hybrid contract (cost plus variable conversion feature) at Fair Value Through Profit or Loss. No embedded derivative is separated under IFRS 9 “Financial Instruments” and no amortized-cost accounting or effective interest method applies. The Company records the carrying amount as fair value of the instrument under IFRS 13 and fair value is based on the fair value of the shares that the noteholder would receive if conversion occurred on the reporting date, adjusted for credit risk, non-performance risk, and contractual settlement terms.

The fair value of the February 2026 Notes as of June 30, 2026:

Balance at December 31, 2025	$-
Proceeds from issuance of February 2026 Notes	1,800
Finance expenses	536

Balance at June 30, 2026	$2,336

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 9:- FINANCIAL INSTRUMENTS

a.	Classification of financial assets and financial liabilities:

The financial assets and financial liabilities in the consolidated statements of financial position are classified by groups of financial instruments pursuant to IFRS 9, “Financial Instruments”:

		June 30,		December 31,
		2026	2025	2025
		Unaudited		Audited
	Note	USD in thousands
Financial assets:
Cash, cash equivalents and restricted deposits		$4,458	$1,566	$4,611
Current maturities of long-term loan		451	451	451
Related parties		15	208	15
Other receivables		6	49	97

		$4,930	$2,274	$5,174

Investments in financial assets		$487	$326	$997

Financial liabilities:
Credit from others		$70	$-	$85
Convertible debentures and promissory note		2,336	2,086
Loans		343	-	356
Lease liability		-	25	10

Total financial and lease liabilities		$2,749	$2,111	$451

b.	Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of June 30, 2026, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance June 30, 2026
Short-term investment- Nexentis shares	$302	$-	$-	$302
Short-term investment- Clearmind shares	*	-	-	*
Short-term investment- AutoMax shares	181	-	-	181
Short-term investment- Nexera shares	2	-	-	2
Short-term investment- Polyrizon Series A warrants	2	-	-	2
Convertible debentures and promissory note	-	(2,336)	-	(2,336)
Earn-out liability (current portion and non-current)	-	-	(1,989)	(1,989)

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance December 31, 2025
Short-term investment- Nexentis shares	$824	$-	$-	$824
Short-term investment- Clearmind shares	*	-	-	*
Short-term investment- AutoMax shares	169	-	-	169
Short-term investment- Nexera shares	2	-	-	2
Short-term investment- Polyrizon Series A warrants	2	-	-	2

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 10:- WARRANTS

The following table summarizes information of outstanding warrants as of June 30, 2026:

Warrants	Warrant Term	Exercise Price		Exercisable

May 2022 warrants	May 27, 2027	USD	12,924	1,443
February 2026 warrants	February 12, 2029	USD	4.9294	405,728
				407,171

The following table summarizes information of outstanding warrants as of December 31, 2025:

Warrants	Warrant Term	Exercise Price		Exercisable

March 2021 Series A warrants	March 1, 2026	USD	34,743	233
March 2021 Series B warrants	March 1, 2026	USD	52,088	117
May 2022 warrants	May 27, 2027	USD	12,924	1,443
				1,793

NOTE 11:- EQUITY

Reverse Share Split

On February 5, 2026, the Company announced that it intended to effect the Fifth Reverse Share Split of the Company’s issued and outstanding ordinary shares, which became effective on March 4, 2026. Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

a.	Changes in share capital:

Issued and outstanding share capital:

Number of ordinary shares
Balance at January 1, 2026	365,444

Shares issued to consultants in respect of exercised Restricted Share Units (“RSUs”) (Note 11d)	48,241

Issuance of share capital – in respect of January 2024 SEPA (Note 11(e))	82,111

Issuance of share in respect of January 2026 financing round (Note 11(f))	85,131

Rounding shares	46

Balance at June 30, 2026	580,973

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 11:- EQUITY (cont.)

b.	Rights attached to shares:

Ordinary shares confer voting rights at shareholders’ meetings, rights to dividends and liquidation proceeds, and the right to nominate directors.

c.	Capital management in the Company:

The Company’s capital management objectives are to preserve the Company’s ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties. The Company is not under any minimal equity requirements nor is it required to attain a certain level of capital return.

d.	Additional issuance of Ordinary Shares:

On January 7, 2026, the Company issued 32,816 ordinary shares to consultants for services rendered. The shares were granted at a discount rate of 25% to the share price quoted on the date of each grant.

On April 30 and June 23, 2026, the Company issued 7,695 and 7,730 Ordinary Shares, respectively, in respect of fully vested RSUs issued previously.

e.	January 2024 SEPA Agreement

On January 21, 2024, the Company entered into a Standby Equity Purchase Agreement (“SEPA”), as amended on February 26, 2024, with YA II PN, LTD (“YA”), which provided for the sale of the Company’s ordinary shares in the amount of up to $20,000 (the “Advance Shares”). As of December 31, 2025, of the $20,000 eligible to be sold pursuant to the SEPA (the “Commitment Amount”), the Company has sold 30,385 ordinary shares for total proceeds of $6,255. The Advance Shares to be purchased or purchased by YA pursuant to the SEPA are for a share price of 97% of the market price, which is defined as the lowest daily volume weighted average price of the Company’s ordinary shares during the three consecutive trading days commencing on the trading day immediately following the delivery of an advance notice to YA. On January 14, 2026, the Company sold 82,111 additional shares for total proceeds of $832.

f.	January 2026 Financing Round

On January 13, 2026, the Company entered into a securities purchase agreement with certain institutional and accredited investors, providing for the issuance of an aggregate of 85,131 ordinary shares, at a purchase price of $9.00 per share. The offering resulted in gross proceeds of approximately $766. The Company used the net proceeds from the offering for working capital and general corporate purposes, as determined by the Company’s board of directors.

g.	Xylo Transaction

On January 26, 2026, the Company closed acquisition of the complete portfolio of patents, trademarks, know-how, brand names and related intellectual property rights, including unregistered intellectual property rights, owned by Xylo Technologies Ltd. (“Xylo”) for pre-funded warrants to purchase 113,043 ordinary shares, at an exercise price of $0.009 per share to Xylo. As of the date of these financial statements, all of the pre-funded warrants have been exercised, and the Company has issued 113,043 ordinary shares.

h.

CliniQ Transaction

As described above in Note 4, the CliniQ Transaction resulted in an increase to the Company’s shareholders’ equity in the amount of $8,352, of which $6,501 belongs to non-controlling interests.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 12:- ADDITIONAL INFORMATION TO THE ITEMS OF PROFIT OR LOSS

	Six months ended June 30,
	2026	2025
	Unaudited
	USD in thousands
a. Research and development expenses:

Wages and related expenses	$424	$154
Share-based payment	204	42
Clinical studies	325	181
Regulatory, professional and other expenses	367	390
Research and preclinical studies	184	129
Chemistry and formulations	71	42

	1,575	938

b. General and administrative expenses:

Wages and related expenses	450	226
Share-based payment	995	224
Professional and directors’ fees	1,353	1,368
Business development expenses	135	48
Deemed issuance listing expenses	-	-
Office maintenance, rent and other expenses	67	78
Investor relations and business expenses	68	54
Regulatory expenses	130	111

	$3,198	$2,109

NOTE 13:- OTHER INCOME

On February 18, 2025, the Company announced that it has reached a settlement agreement (the “Settlement”) regarding a lawsuit it filed in February 2022 with the Economic Division of the Tel Aviv-Jaffa District Court against six of the Company’s former directors (the “Defendants”), case number 34426-02-22 (the “Suit”). The Suit included allegations of breaches of fiduciary duties of the Defendants under the Israeli Companies Law, 5759-1999, relating to a prior acquisition of a pain clinic network through a subsidiary of the Company.

As part of the Settlement, which was facilitated through mediation and approved by the court, the Company will be entitled to a $465 cash payment from the Defendants, in exchange for the full dismissal by the Company of the alleged claims brought against the Defendants in the Suit. On May 22, 2025, the Company received the cash payment.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 14:- OPERATING SEGMENTS

The Company applies the principles of IFRS 8, “Operating Segments” (“IFRS 8”), regarding operating segments. The segment reporting is based on internal management reports of the Company’s management, which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated and assess performance. According to the principles of IFRS 8, the Company’s management determined that it has three reportable segments – (1) development of drugs based on cannabinoid molecules to be approved by an official regulatory authority (the Company’s operation); (2) online sales of a range of hemp-based products including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States; and (3) quantum-enhanced methods to provide solutions for drug discovery, clinical trial optimization, logistics, biomedicine, and the security sectors. The quantum simulation segment is conducted by CliniQ.

Segment performance (segment income (loss)) is evaluated based on operating income (loss) in the financial statements. The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis.

The CODM reviews segment performance based on the segments’ results. Certain expenses that are not specifically attributable to a segment are excluded from segment results and presented as reconciling items between total segment results and the consolidated operating result.

The Group’s CODM is the Chief Executive Officer of the Company.

	Six Months Ended June 30, 2026
	Drug Development	Online Sales	Quantum Simulation	Total
Revenues
External	$-	$284	$-	$284
Total	-	284	-	284

Cost of revenues	-	72	-	72
Research and development expenses	1,559	-	16	1,575
Sales, marketing and distribution	-	326	-	326
General and administrative expenses	3,154	22	22	3,198

Segments’ operating loss	4,713	136	38	4,887
Finance expense, net				1,164
Loss				$6,051

	Six months ended June 30, 2025
	Drug Development	Online Sales	Total
Revenues
External	$-	$461	$461
Total	-	$461	$461

Cost of revenues	-	101	101
Research and development expenses	938	-	938
Sales, marketing and distribution	-	491	491
General and administrative expenses	2,070	39	2,109
Other income, net	(465)	-	(465)

Segment loss	2,543	170	2,713
Company’s share of losses of company accounted for at equity, net			312
Loss on impairment of loans			5,973
Finance expense, net			414

Loss			9,412

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 14:- OPERATING SEGMENTS (cont.)

	As of June 30, 2026
	Drug Development	Online Sales	Quantum Technology	Total
Segment assets	$6,736	$1,309	$10,446	$18,491

Segment liabilities	$4,732	$394	$2,094	$7,220

	As of December 31, 2025
	Drug Development	Online Sales	Total

Segment Assets	$6,224	$1,398	$7,622
Segment Liabilities	$2,213	$262	$2,475

NOTE 15:- EVENTS AFTER THE REPORTING PERIOD

a.	On August 18, 2026, the Company announced that NeuroThera has completed two tranches of non-brokered private placements, raising aggregate gross proceeds of CAD$5.4 million (approximately $3,800).

The Company participated in the financing with a CAD$2.7 million (approximately $1.9 million) investment, representing 50% of the total gross proceeds raised. The Company subscribed for 22,500,000 units at a price of CAD$0.12 (approximately $0.0845) per unit, with each unit consisting of one common share of NeuroThera and one common share purchase warrant. The warrants are exercisable for three years and are subject to an acceleration provision whereby, upon the securities of NeuroThera being approved for trading on the Nasdaq Stock Market, the expiry date of 50% of the unexercised warrants will be accelerated and NeuroThera will provide three business days advance written notice to holders of such accelerated expiry date.

Following the financing, the Company holds approximately 44.6% of NeuroThera’s issued and outstanding common shares. The Company’s stake in NeuroThera is valued at approximately CAD$30 million (approximately $21,100).

b.	On August 13, 2026, NeuroThera repaid a loan with accumulated interest to the Company in the amount of $750.